Scotiabank reports solid second quarter earnings of $872 million with record revenues
TORONTO, May 28, 2009 — Scotiabank today announced its second quarter net income of $872 million, down $108 million or 11% compared with the same period last year. Quarter over quarter, net income increased $30 million or 4%.
     Diluted earnings per share (EPS) were $0.81 compared to $0.97 in the same period last year and $0.80 last quarter. Return on equity was 17.6% in the second quarter compared to 21.4% last year and 16.9% last quarter. A dividend of 49 cents per common share was announced.
     “We are pleased to report record revenue with strong top-line growth of 12% compared to the same period last year and 7% from the previous quarter. Solid underlying performances in Canadian and International Banking and a record quarter from Scotia Capital allowed us to earn through higher credit provisions and a challenging economic environment, compared to last year,” Rick Waugh, President and CEO, said. “These results support rankings from independent third parties that place Scotiabank among the strongest and most stable banks in the world.
     “Overall, net interest income grew as Scotiabank benefitted from a more stable interest margin in Canadian Banking and widening margins in Scotia Capital and International Banking. As a result, the Bank is well positioned to capitalize on previous asset growth across all three business lines, as reflected by this quarter’s year-over-year and quarter-over-quarter increases in revenue.
     “As expected, earnings were impacted by rising provisions for credit losses across all business lines due to the current economic environment, including an increase in our general allowance and a sectoral allowance for auto exposures. We are well prepared for this stage of the credit cycle, and our loan portfolios are performing within planned risk tolerances. We will continue to prudently manage exposures across industries and geographies.
     “Our strategy of diversifying across three growth platforms and geographies continues to deliver solid revenue growth in a challenging environment.
     “Canadian Banking recorded solid year-over-year growth in net interest income due to an increase in average assets — including mortgages, personal loans and credit card volumes. The business line also saw strong growth of 10% or $8 billion in personal deposits.
     “International Banking’s results benefitted from solid underlying growth in retail and commercial loans across the division, wider margins, continuing contributions from acquisitions and the positive impact of foreign currency translation.
     “Scotia Capital had a record quarter due to widening loan spreads and increased customer activity in corporate and investment banking, strong trading results — including in our fixed income and foreign exchange businesses — record results in ScotiaMoccatta, our world-class precious metals business, and a reduction in expenses.
     “Our capital strength and continued profitability provides sustainable support for our dividend, which we are maintaining at 49 cents per common share, and gives the Bank considerable flexibility to pursue growth across all our business lines.
     “Although the unpredictable impact of the global economy and ongoing uncertainty in financial markets will continue to put pressure on the Bank’s results this year, we are confident that we have taken appropriate action to respond to current challenges.
     “With the solid results achieved during the first half of the year, the Bank is maintaining the objectives established at the beginning of the year.”
Second quarter financial measures compared to the same period a year ago:
–	Earnings per share (diluted) of $0.81, compared to $0.97

–	Net income of $872 million, versus $980 million

–	Return on equity of 17.6%, compared to 21.4%

–	Productivity ratio of 51.4%, versus 54.8%

–	Quarterly dividend maintained at 49 cents per common share
Year-to-date performance versus our 2009 financial and operational objectives was as follows:
Target: Earn a return on equity (ROE)(1) of 16 to 20%. For the six months, Scotiabank earned an ROE of 17.2%.

Target: Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was negative 10%.

Target: Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 54.9% for the six months.

Target: Maintain strong capital ratios. At 9.6%, Scotiabank’s Tier 1 capital ratio remains strong.

(1)	Refer to non-GAAP measures discussion on page 5.
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 39 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2009	2009	2008	2009	2008

Operating results ($ millions)
Net interest income	2,087	1,966	1,873	4,053	3,687
Net interest income(TEB(1))	2,164	2,036	1,973	4,200	3,905
Total revenue	3,596	3,351	3,172	6,947	6,011
Total revenue(TEB(1))	3,673	3,421	3,272	7,094	6,229
Provision for credit losses	489	281	153	770	264
Non-interest expenses	1,886	2,010	1,794	3,896	3,463
Provision for income taxes	319	190	209	509	402
Provision for income taxes(TEB(1))	396	260	309	656	620
Net income	872	842	980	1,714	1,815
Net income available to common shareholders	821	805	958	1,626	1,772

Operating performance
Basic earnings per share($)	0.81	0.80	0.97	1.61	1.80
Diluted earnings per share($)	0.81	0.80	0.97	1.61	1.79
Return on equity(1) (%)	17.6	16.9	21.4	17.2	20.0
Productivity ratio(%) (TEB(1))	51.4	58.7	54.8	54.9	55.6
Net interest margin on total average assets (%) (TEB(1))	1.71	1.53	1.76	1.61	1.78

Balance sheet information ($ millions)
Cash resources and securities	146,060	131,380	129,749
Loans and acceptances	296,740	304,278	267,875
Total assets	513,567	509,829	452,573
Deposits	346,860	346,570	322,438
Preferred shares	3,710	3,710	2,210
Common shareholders’ equity	19,198	19,103	18,213
Assets under administration	196,773	191,826	202,266
Assets under management	35,449	34,264	32,917

Capital measures
Tier 1 capital ratio (%)	9.6	9.5	9.6
Total capital ratio (%)	11.8	11.4	11.7
Tangible common equity to risk-weighted assets(1) (%)	7.7	7.8	7.5
Risk-weighted assets ($ millions)	241,837	239,660	218,878

Credit quality
Net impaired loans(2) ($ millions)	2,179	1,602	845
General allowance for credit losses ($ millions)	1,350	1,323	1,323
Sectoral allowance ($ millions)	60	—	—
Net impaired loans as a % of loans and acceptances(2)	0.73	0.53	0.32
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.56	0.37	0.24	0.46	0.21

Common share information
Share price ($)
High	35.85	40.68	50.00	40.68	54.00
Low	23.99	27.35	42.00	23.99	42.00
Close	33.94	29.67	47.82
Shares outstanding(millions)
Average — Basic	1,014	1,001	986	1,007	985
Average — Diluted	1,016	1,003	992	1,010	992
End of period	1,017	1,012	987
Dividends per share($)	0.49	0.49	0.47	0.98	0.94
Dividend yield (%)	6.6	5.8	4.1	6.1	3.9
Market capitalization ($ millions)	34,518	30,039	47,194
Book value per common share($)	18.88	18.87	18.45
Market value to book value multiple	1.8	1.6	2.6
Price to earnings multiple (trailing 4 quarters)	11.8	9.8	12.7

Other information
Employees	67,698	69,451	62,143
Branches and offices	2,683	2,696	2,529

(1)	Non-GAAP measure. Refer to page 5 for a discussion of these measures.

(2)	Net impaired loans are impaired loans less the specific allowance for credit losses.
2     Scotiabank Second Quarter Report 2009

ACHIEVEMENTS
Canadian Banking
•	On March 10, Scotiabank introduced Scotia iTRADE, a new online investing offering that brings together the strength of E*TRADE, Canada’s leading edge trading platform, and the solid value of Scotia Capital’s research and analysis. This re-brand has been very successful, with new account growth up 17% versus the prior quarter.

•	Scotiabank has experienced strong growth in personal deposits year to date (April 09) with $4.6 billion growth, nearly $1 billion more than the same period last year.

•	The Toronto Customer Contact Centre achieved the prestigious Platinum level Contact Center Employer of Choice® (CCEOC) designation for 2009. It attained the highest score of any financial institution and we are the only bank in North America to currently hold this designation. The CCEOC designation has created a competitive advantage for attracting, retaining and motivating top talent.

•	In March, Scotiabank introduced a new credit card supported by an extensive bank wide marketing campaign. The new Scotia Momentum VISA card offers two per cent cash back on everyday purchases at gas stations, grocery stores and drug stores, and on recurring-payments. This unique new program has been enthusiastically embraced by both our sales teams and our customers, with new card sales volumes meeting our marketing plan objectives, and exceeding those of previous Scotiabank Credit Card launches.

•	The annual Cormex Research report found for the third straight year, Scotiabank dominated the industry for total media coverage from sponsorship and community support initiatives; our share of voice was 45% among the top six banks.
International Banking
•	In February, we completed the acquisition of an additional 24% interest in Thanachart Bank in Thailand, bringing our ownership to 49%.

•	We launched ScotiaCredit as the brand for our consumer finance initiatives in Peru, combining our existing business and that acquired with Banco del Trabajo.

•	In Jamaica we were acknowledged for 2009 as Best Emerging Market Bank by Global Finance and as Best Banking Group by World Finance.

•	In Costa Rica we were awarded Best Emerging Market Bank by Global Finance for 2009.
Scotia Capital
•	The equity deal for Manulife Financial Corporation led by Scotia Capital in December 2008 received the prestigious award for Equity Deal of the Year in the Americas for 2008 by The Banker magazine.

•	Global Finance named Scotia Capital the Best Investment Bank in Canada and the Best Bank in Infrastructure Globally, in 2008.

•	Scotia Capital was the Lead Arranger of a $350 million credit facility supporting the acquisition of Aeropuertos Dominicanos Siglo XXI by Advent International Corporation. This landmark deal represents the largest syndicated bank loan executed in the Dominican Republic and was awarded Euromoney Latin Finance magazine’s Acquisition Deal of the Year for 2008.

•	Scotia Capital acted as Sole Lead Arranger and Sole Bookrunner for 2 credit facilities for Pembina Pipeline Corporation totaling $300 million used to acquire a gas gathering/processing system. Scotia Capital was also the Sole Bookrunner on a $165 million treasury offering of trust units, as part of the acquisition.

•	Scotia Capital acted as Lead Arranger, Sole Bookrunner and Administrative Agent on a 364-Day Senior Secured Revolving Credit Facility valued at US$600 million for Aberdeen Asia-Pacific Income Fund Inc.
Employee highlights
Scotiabank has made it easier for employees to balance work, family and other lifestyle commitments or choices with the launch of its enhanced Flexible Work Options policy. Major changes to the policy, which was first introduced in 1996, include the introduction of a phased retirement option, which gives eligible employees the opportunity to move from full-time to part-time employment as a structured prelude to retirement, while continuing to earn full-time pension credits and maintain full-time coverage for selected benefits.
Community involvement
Scotiabank recognized National Mental Health Week, May 4-10, by announcing a significant donation to the Centre for Addiction and Mental Health (CAMH), and by establishing a partnership with CAMH’s Employment Support and Development (ESD) program. Together, Scotiabank and CAMH will assist people who have mental health and addiction histories to secure and retain employment opportunities by offering counseling, skills training and ongoing professional support.
Scotiabank Second Quarter Report 2009     3

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2008 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
4     Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
2009 Objectives — Our Balanced Scorecard
Financial
•	Return on equity of 16-20%

•	Diluted earnings per share growth of 7-12%

•	Long-term shareholder value through increases in dividends and stock price appreciation
Operational
•	Productivity ratio of <58%

•	Sound ratings

•	Strong practices in corporate governance and compliance processes

•	Maintain strong capital ratios
Customer
•	High levels of customer satisfaction and loyalty

•	Deeper relationship with existing customers

•	New customer acquisition
People
•	High levels of employee satisfaction and engagement

•	Enhance diversity of workforce

•	Commitment to corporate social responsibility and strong community involvement

Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our Management’s Discussion and Analysis on pages 6 through to 21. They are defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $77 million versus $100 million in the same quarter last year and $70 million last quarter. For the six months, the TEB gross-up to net interest income and the provision for income taxes was $147 million compared to $218 million for the same period last year.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity, which includes common stock, retained earnings and accumulated other comprehensive income.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.
     The Bank’s economic capital methodologies and attribution models are currently under review.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other acquisition-related intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Scotiabank Second Quarter Report 2009     5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	May 28, 2009
Scotiabank’s net income was $872 million in the second quarter, down $108 million or 11% from the same period a year ago, but up $30 million or 4% from the first quarter.
     Compared to the same period last year, the Bank’s results reflect higher net interest and fee income from asset and customer account growth, strong trading revenues and increased securitization revenue, as well as the positive impact of foreign currency translation. These items were more than offset by increases in provisions for credit losses, writedowns on securities other than trading, liquidity costs and expenses, and the impact of a higher effective income tax rate.
     Quarter over quarter, the increase in net income was due mainly to growth in net interest income, stronger trading and securitization revenues, and a reduction in non-interest expenses. These were mostly offset by higher provisions for credit losses and the impact of a higher effective income tax rate.
     Net income for the six months was $1,714 million, $101 million or 6% lower than the same period last year. Higher net interest income from asset growth, strong results from capital markets businesses, increased securitization revenues and the positive impact of foreign currency translation were more than offset by higher provisions for credit losses and writedowns on securities, increases in expenses and the impact of a higher effective tax rate.
Total revenue
This quarter, total revenue (on a taxable equivalent basis) was a record $3,673 million, up $401 million or 12% from the same quarter last year. The increase was attributable to growth in net interest income, strong capital markets revenues, higher securitization and transaction-based revenues, and the positive impact of foreign currency translation. These were partly offset by increased writedowns on securities other than trading and a decline in wealth management revenues due to current market conditions.
     Compared with last quarter, total revenues rose $252 million or 7%, due mainly to higher net interest income, increased trading and securitization revenues, and lower writedowns on securities, partly offset by lower investment banking revenues.
     For the six months, total revenue of $7,094 million was $865 million or 14% higher than the same period last year, due primarily to strong capital markets revenues, increased securitization revenues and credit and transaction-based fees, higher interest income and the positive impact of foreign currency translation. These items were partly offset by higher writedowns on securities and lower wealth management revenues due to current market conditions.
Net interest income
This quarter’s net interest income (on a taxable equivalent basis) was $2,164 million, up $191 million or 10% over the same quarter last year. The increase was driven by asset growth, the positive impact of foreign currency translation and the favourable change in fair value of financial instruments used for asset/liability management purposes, partly offset by a compressed margin and lower tax-exempt income.
     Net interest income (on a taxable equivalent basis) grew $128 million or 6% from the first quarter. The increase was attributable mainly to the favourable change in fair value of financial instruments used for asset/liability management, partly offset by the impact of the shorter second quarter.
     For the six months, net interest income (on a taxable equivalent basis) rose to $4,200 million, up $295 million or 8% from the same period last year, driven by asset growth, the positive impact of fair value changes in financial instruments used for asset/liability management purposes, and the favourable impact of foreign currency translation, partly offset by a lower margin and lower tax-exempt income.
     The Bank’s net interest margin, at 1.71% in the second quarter, was down from 1.76% in the same quarter of last year, but up from 1.53% in the first quarter. Compared to the prior year, the reduction in the margin was due to the significant decline in interest rates and the impact of assets repricing faster than liabilities, the increased cost of liquidity, and growth in non-earning assets. This was partly offset by the positive impact of fair value changes of financial instruments used for asset/liability management and the widening of corporate lending spreads. The quarter-over-quarter improvement was due primarily to a favourable change in fair values of financial instruments used for asset/liability management purposes. The continuation of widening corporate lending spreads in Scotia Capital and improving margins in International Banking were mostly offset by the ongoing relatively higher costs of funding. Overall, the margins remain compressed due to re-pricing mismatches between assets and liabilities in a falling rate environment.
Other income
Other income was a record $1,509 million this quarter, up 16% or $210 million from $1,299 million in the same quarter last year. The primary drivers of the increase were higher securitization revenues and strong trading results. There were also higher credit fees, investment banking and other transaction-based revenues, and a positive impact of foreign currency translation. These items were partly offset by a higher level of writedowns on securities and lower wealth management fees.
6     Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
     Quarter over quarter, other income was up $124 million or 9%, due primarily to higher securitization revenues, increased trading revenues, in particular strong fixed income securities trading and lower derivatives trading losses, lower writedowns on securities and higher credit fees, partly offset by lower underwriting and mutual fund fees and lower realized gains on securities.
     For the six months, other income was $2,894 million, an increase of $570 million or 25% from the same period last year. The results reflected a strong contribution from capital markets revenues, higher securitization revenues to take advantage of favourable funding terms, the positive impact of foreign currency translation, and higher credit fees from strong debt origination activities. There was also growth across most categories of transaction-based revenues from increased customer activity. These items were partly offset by increased writedowns on securities and weaker wealth management revenues caused by current market conditions.
Provision for credit losses
The provision for credit losses was $489 million this quarter, an increase of $336 million from the same period last year and $208 million above last quarter. This quarter’s provision is comprised of $402 million in specific provisions, an increase of $27 million in the general allowance, and a $60 million sectoral allowance established to reflect the deterioration in the automotive industry sector. The higher level of provisions this quarter compared to a year ago reflects increased provisions in all three business lines. Further discussion on credit risk is provided below.
Non-interest expenses and productivity
Non-interest expenses were $1,886 million this quarter, $92 million or 5% higher than the same period last year, partly from the unfavourable impact of $44 million from foreign currency translation. Acquisitions accounted for an additional $70 million of the increase in expenses. Underlying expenses were down, mainly reflecting lower stock and performance-based compensation and decreases in advertising and professional expenses. Partly offsetting these factors was growth in salaries and premises costs that are reflective of investments in new branches in Canada and Mexico during 2008.
     Non-interest expenses were $124 million lower than the first quarter. This decrease was primarily attributable to lower stock and performance-based compensation, primarily in Scotia Capital. The remaining decline in salaries and benefits was primarily from three fewer days in the quarter and lower staffing levels. There were also decreases in advertising and business development, technology costs and business and capital taxes, reflecting timing and an ongoing focus on expense management.
     Year to date, non-interest expenses were $433 million or 13% higher than the same period last year. The negative impact of foreign currency translation accounted for $103 million, while acquisitions contributed $164 million. The remaining increases in salaries, premises and technology expenses reflected the impact of prior-year branch expansion, business initiatives and volume-related expenses.
     The productivity ratio, a measure of the Bank’s efficiency, was 51.4%, an improvement from 54.8% in the same quarter last year and 58.7% last quarter. The Bank’s operating leverage this quarter was 7.1% year over year. On a year-to-date basis, operating leverage was 1.4%.
Taxes
The effective tax rate for this quarter was 26.1%, up from 17.0% in the same quarter last year and 17.9% in the first quarter. The increase from a year ago was due primarily to reduced levels of income in lower tax rate jurisdictions, decreased tax-exempt income and future tax asset adjustments, partly offset by a reduction in statutory tax rates in Canada. Compared to the previous quarter, the increase was due primarily to reduced levels of income in lower tax rate jurisdictions.
     The tax rate for the six months was 22.3% compared to 17.6% for the same period last year, due primarily to lower tax-exempt income and proportionately smaller contributions from lower tax rate jurisdictions, partly offset by a reduction in statutory tax rates in Canada.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2008 Annual Report.
Credit risk
The specific provision for credit losses was $402 million this quarter, compared to $153 million in the same period last year and $281 million in the previous quarter.
     The specific provision for credit losses was $178 million in the Canadian Banking portfolios, up from $102 million in the same quarter last year and $155 million last quarter. Retail provisions increased year over year due primarily to the indirect automotive portfolio, including Scotia Dealer Advantage and Scotia Plan Loans. Provisions related to commercial and small business banking were also up year over year. The increase from the previous quarter was related primarily to commercial and small business banking.
     International Banking’s specific provision for credit losses was $115 million in the second quarter, compared to $60 million in the same period last year and $116 million last quarter. Retail provisions experienced an upward trend, although new initiatives and resources have helped
Scotiabank Second Quarter Report 2009     7

MANAGEMENT’S DISCUSSION & ANALYSIS
moderate the effect of weakening global economic conditions. Increased provisions compared to the same quarter last year were also reflective of acquisition-related retail asset growth, mainly in Peru. These increases were offset by the reversal of $29 million in provisions no longer required for certain retail portfolios in Mexico. Quarter over quarter, provisions were flat as increased retail provisions and lower levels of reversals and recoveries in commercial portfolios were offset by a decrease in commercial provisions, and reversal of the retail provisions no longer required.
     Scotia Capital’s specific provision for credit losses was $109 million this quarter, compared to net reversals of $9 million in the same period last year and net provisions of $10 million in the prior quarter. The increase was primarily related to one large U.S. account and to a few smaller accounts in the U.S. and Canada.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,179 million as at April 30, 2009, an increase of $577 million from last quarter. The increase was distributed broadly across all three business lines.
     The general allowance for credit losses was $1,350 million as at April 30, 2009, up $27 million from last quarter. In addition to the general allowance, a new sectoral allowance of $60 million was established to reflect the deterioration in the automotive industry. Of the $60 million sectoral allowance established for the automotive industry sector, $50 million related to Scotia Capital and the balance related to Canadian Banking.
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry comprised the following:

		As at
	April 30	January 31
($ billions)	2009	2009

Original equipment manufacturers (OEMs)	$0.2	$0.6
Financing and leasing	1.1	1.2
Parts manufacturers	0.8	0.8
Dealers	2.9	3.0

Total	$5.0	$5.6

     Approximately 33% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, down from 54% the previous quarter. Loans are typically senior in the capital structure of the borrowers. The reduction in the percentage of investment grade exposure was expected in part as the result of the repayment of one large OEM investment grade account and portfolio migration. The year-to-date loss ratio on this portfolio — specific loan losses as a percentage of average loan exposures — was 22 basis points annualized.
     The Bank is actively managing its exposure to this sector. The Bank’s exposure is focused on large multi-dealer relationships and parts-manufacturing customers with geographic and OEM diversity, and has contained its exposure to North American OEMs. Regular stress tests are performed on the Bank’s non-retail automotive exposures covering a number of different scenarios, including the default of the North American OEM’s and its impact on part suppliers, financing companies and dealers.
     The North American OEM’s are moving towards a restructuring which contemplates reduced future production and contraction of North American operations. As a result of these events, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters.
Consumer auto-based securities
The Bank holds $8.2 billion (October 31, 2008 — $7.8 billion) of consumer auto-based securities which are classified as available-for-sale. These securities are almost all loan-based securities, with only 5% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans), which are primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of approximately two years, and was modified last year to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of over collateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts periodic stress tests on the loan-based securities. Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank’s risk tolerance level. Approximately 88% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     These securities are carried at fair value, with the change in fair value recorded in other comprehensive income. The Bank has recorded a pre-tax cumulative unrealized loss of $328 million in accumulated other comprehensive income (AOCI) (October 31, 2008—$272 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and the intent to hold these securities until there
8     Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
is a recovery in fair value, which may be at maturity, these unrealized losses are considered temporary in nature.
Other
In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-Bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (page 12) and Liquidity facilities provided to non-Bank sponsored conduits (page 14).
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the second quarter, the average one-day VaR was $16.0 million compared to $14.6 million for the same quarter last year. Increased market volatility during the year resulted in an increase in interest rate, equity and foreign exchange risk factor VaR’s, partially offset by an increase in the diversification between the factors. Compared to the previous quarter, the average one-day VaR decreased from $21.7 million to $16.0 million due primarily to reduced interest rate risk as well as lower equity and commodity risk.

	Average for the three months ended
	April 30	January 31	April 30
Risk Factor ($ millions)	2009	2009	2008

Interest rate	$15.9	$19.7	$12.8
Equities	4.0	5.3	3.0
Foreign exchange	2.2	2.3	1.3
Commodities	2.9	3.9	3.6
Diversification	(9.0)	(9.5)	(6.1)

All-Bank VaR	$16.0	$21.7	$14.6

     There were nine trading loss days in the second quarter, compared to eight days in the previous quarter. The losses were well within the range predicted by VaR.
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2009, liquid assets were $122 billion or 24% of total assets, compared to $108 billion or 21% of total assets as at January 31, 2009. These assets consist of securities, 71%, and cash and deposits with banks, 29% (January 31, 2009 — 67% and 33%, respectively).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at April 30, 2009, total assets pledged or sold under repurchase agreements were $99 billion, compared to $91 billion as at January 31, 2009.
The quarter-over-quarter increase was attributable to an increase in securities sold under repurchase agreements.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 82 and 134 of the 2008 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Balance sheet
The Bank’s total assets as at April 30, 2009 were $514 billion, up $6 billion from October 31, 2008, including a $2 billion negative impact from foreign currency translation. Growth in securities was offset by reductions in loans, cash resources, securities purchased under resale agreements and derivative instrument assets.
     Total securities increased by $24 billion from October 31, 2008. Trading securities and available-for-sale securities increased $13 billion and $9 billion, respectively, with both increases due primarily to higher holdings of Canadian government debt securities. Equity accounted investments increased $2 billion due mainly to the purchase of a significant interest in CI Financial Corp. (CI Financial).
     As at April 30, 2009, the unrealized loss on available-for-sale securities was $1,508 million, a decrease of $65 million from last quarter. This was due mainly to writedowns on some equity securities and improvements in the market values of equities and Canadian and foreign government debt securities, offset by further declines in the value of corporate debt securities, including collateralized loan obligations.
     The Bank’s loan portfolio decreased $4 billion from October 31, 2008, including the negative impact of $1 billion from foreign currency translation. On the retail lending side, residential mortgage growth in Canadian Banking of $4 billion was offset by securitizations of $9 billion relating to the Bank’s participation in the Canadian government’s CMB and insured Mortgage Purchase Program. Personal loans were up $2 billion, primarily in Canada. Business and government loans decreased by $1 billion.
     Total liabilities were $491 billion as at April 30, 2009, an increase of $5 billion from October 31, 2008, including a $2 billion negative impact from foreign currency translation. Increases in obligations related to securities sold under repurchase agreements, obligations related to securities sold short, and subordinated debentures were offset by a reduction in other liabilities, primarily cash collateral received from customers.
     Personal deposits increased by $6 billion, due to growth in GICs and high-interest savings accounts in Canada and in international locations, particularly Peru. This growth was offset by reductions in deposits by businesses, governments and banks.
Scotiabank Second Quarter Report 2009     9

MANAGEMENT’S DISCUSSION & ANALYSIS
     Total shareholders’ equity increased $1.3 billion from October 31, 2008. The increase was due primarily to internal capital generation of $630 million and the issuance of $800 million common shares and $850 million preferred shares, offset by an increase of $1 billion in accumulated other comprehensive losses. The latter was due to higher unrealized losses on available-for-sale securities and an increase in unrealized foreign exchange losses from the strengthening of the Canadian dollar.
Capital management
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices were unchanged from those outlined on pages 38 to 42 of the 2008 Annual Report.
Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at April 30, 2009, were 9.6% and 11.8%, respectively, compared to 9.5% and 11.4% at January 31, 2009.
     The increase in Tier 1 capital ratio this quarter was largely the result of the impact of an increase in internally generated capital, including share issuances through the dividend reinvestment plan, partly offset by growth in risk-weighted assets. The quarter-over-quarter increase in the Total capital ratio was a result of the factors mentioned above, as well as the issuance of $1 billion of subordinated debentures in the quarter.
     The tangible common equity (TCE) ratio was 7.7% as at April 30, 2009.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 7.
     The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2008 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
     During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $1,600 billion as at April 30, 2009, compared to $1,562 billion as at October 31, 2008, with the increase in interest rate derivatives partially offset by a decline in foreign exchange derivative contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements, was $22.4 billion, compared to $28.5 billion last year end.
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 1% of the Bank’s total assets as at April 30, 2009, and are shown in the table below. Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at April 30, 2009, and are shown in the table below.
10     Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Mortgage-backed securities

	As at April 30, 2009
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$5,838		$283
Commercial mortgage-backed securities	65	(2)	45	(3)
Other residential mortgage-backed securities	108		—

Total	$6,011		$328

	As at October 31, 2008
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$6,294		$184
Commercial mortgage-backed securities	123	(2)	47	(3)
Other residential mortgage-backed securities	55		—

Total	$6,472		$231

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
As a result of the Montreal Accord ABCP restructuring, in the first quarter, the Bank received longer-dated securities which are classified as available-for-sale. Approximately 80% of the new notes are A-rated Class A-1 and A-2 notes. The Bank’s carrying value of $144 million represents approximately 62% of par value. Taking into account current market conditions, the Bank has not recorded any net gain or loss in the current quarter.
     As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank’s portion of the facility is $200 million; it is currently undrawn.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds. These investments are carried at fair value on the Bank’s Consolidated Balance Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in other comprehensive income, unless there has been an other-than-temporary decline in fair value, which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income.
Substantially all of the referenced assets of the Bank’s CDO and CLO investments are corporate exposures, with no U.S. mortgage-backed securities.
     As at April 30, 2009, the remaining exposure to CDOs was $393 million (October 31, 2008—$420 million), of which $105 million is included in accumulated other comprehensive income (AOCI) (October 31, 2008—$83 million). The year-to-date change included the impact of the maturity of a CDO, foreign currency translation, and current fair value changes. This portfolio is well diversified, with an average individual CDO holding of $14 million, and no single industry exceeding 25% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of A. More than 14% of these investment holdings are senior tranches with subordination of 10% or more, and 13%of the investments are in equity tranches.
     During the current quarter, the Bank recorded a pre-tax gain of $2 million in net income (three months ended April 30, 2008 — loss of $51 million) and a pre-tax loss of $5 million in other comprehensive income (three months ended April 30, 2008 — loss of $26 million), reflecting changes in the fair value of the CDOs.
     As at April 30, 2009, the fair value of the Bank’s investments in CLOs was $439 million (October 31, 2008 — $660 million), net of $651 million recorded in AOCI (October 31, 2008 — $436 million). This portfolio is well diversified with an average individual CLO holding of $5 million, and no single industry exceeding 14% of the referenced portfolio on a weighted average basis. Based on carrying values, these CLOs have a weighted average rating of AA. More than 93% of these investment holdings are senior tranches with subordination of 10% or more. Only 3% of the investments are in equity tranches.
     During the current quarter, the Bank recorded a pre-tax loss of $2 million in net income (three months ended April 30, 2008 — nil) and a pre-tax loss of $56 million in other comprehensive income (three months ended April 30, 2008 — loss of $79 million), reflecting changes in the fair value of the CLOs. Although these investments have experienced a decline in fair value, the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity. These unrealized losses are considered temporary in nature.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at April 30, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $10 million in income and $14 million in other comprehensive income.
Scotiabank Second Quarter Report 2009     11

MANAGEMENT’S DISCUSSION & ANALYSIS
Trading portfolio
The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

	As at April 30, 2009
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs — sold protection	$6,508	$(2,725)
CDOs — purchased protection	$6,561	$3,141

	As at October 31, 2008
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs — sold protection	$6,647	$(3,368)
CDOs — purchased protection	$6,550	$3,187

     To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs/CDSs is changes in credit spreads. Based on positions held at April 30, 2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $15 million in income.
     More than 81% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. Approximately 51% of the CDO exposures are investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $2.1 billion (October 31, 2008 — $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $0.9 billion (October 31, 2008 — $1.5 billion) was primarily to U.S. municipalities and states. Approximately 93% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $1.2 billion (October 31, 2008 — $1.3 billion). These exposures are primarily comprised of $0.9 billion (October 31, 2008 — $0.9 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). During the quarter, both monoline insurers were downgraded by two rating agencies, one of which rated the two monoline insurers as non-investment grade.
Exposure to Alt-A
In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at April 30, 2009, the Bank had insignificant indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.
Leveraged loans
The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank’s exposure to highly leveraged loans awaiting syndication as at April 30, 2009, was nominal.
Auction-rate securities
Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $25 million in the second quarter, compared to $15 million in the same quarter last year.
12     Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits, at fair value. Funded asset levels in these conduits continued to decline this quarter as assets amortized and were paid down.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $2.9 billion as at April 30, 2009 (October 31, 2008 — $4.3 billion). As at April 30, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $2.5 billion (October 31, 2008 — $3.8 billion), and the Bank held approximately 15% of the total commercial paper issued by these conduits. The following table presents a summary of assets held by the Bank’s two Canadian multi-seller conduits as at April 30, 2009, and October 31, 2008, by underlying exposure:

	As at April 30, 2009
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$1,171		$278	$1,449
Equipment loans/leases	974		76	1,050
Trade receivables	165		59	224
Canadian residential mortgages	79		2	81
Retirement savings plan loans	119		2	121

Total(3)	$2,508		$417	$2,925

	As at October 31, 2008
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$2,204		$299	$2,503
Equipment loans/leases	969		63	1,032
Trade receivables	205		91	296
Canadian residential mortgages	89		2	91
Retirement savings plan loans	156		3	159
Loans to closed-end mutual funds	161		91	252

Total(3)	$3,784		$549	$4,333

(1)	Funded assets are reflected at original cost.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 11% of the funded assets were externally rated AAA as at April 30, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at April 30, 2009. The funded assets have a weighted average repayment period of approximately 1.1 years, with 64% maturing within three years. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $9.8 billion as at April 30, 2009 (October 31, 2008 — $12.8 billion). As at April 30, 2009, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $5.6 billion (October 31, 2008 — $8.4 billion), and the Bank held less than 0.1% of the commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
     The following table presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at April 30, 2009 and October 31, 2008 by underlying exposure:

	As at April 30, 2009
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$85		$40	$125
Auto loans/leases	2,420		1,022	3,442
Trade receivables	1,618		2,239	3,857
Loans to closed-end mutual funds	154		868	1,022
Diversified asset-backed securities	889		18	907
Corporate loans(3)	399		37	436

Total(4)	$5,565		$4,224	$9,789

	As at October 31, 2008
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$1,318		$641	$1,959
Auto loans/leases	2,894		1,160	4,054
Trade receivables	2,161		1,855	4,016
Loans to closed-end mutual funds	690		652	1,342
Diversified asset-backed securities	932		19	951
Corporate loans(3)	417		50	467

Total(4)	$8,412		$4,377	$12,789

(1)	Funded assets are reflected at original cost.

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
Scotiabank Second Quarter Report 2009     13

MANAGEMENT’S DISCUSSION & ANALYSIS
     As at April 30, 2009, approximately 74% of the conduit’s funded assets were rated A or higher, either externally (30%) or based on the Bank’s internal rating program (44%). There were no non-investment grade assets held in this conduit as at April 30, 2009. The funded assets have a weighted average repayment period of approximately 1.4 years, with 56% maturing within five years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. Exposure to U.S. subprime mortgage risk within these securities was nominal at approximately $26 million as at April 30, 2009 (October 31, 2008 — $28 million). These pools are guaranteed by monoline insurers and were rated investment grade based on the Bank’s internal rating program as at April 30, 2009. Without these guarantees, certain of the underlying assets of the diversified asset-backed securities would not be rated investment grade.
     During the current quarter, there were external rating downgrades to these monoline insurers (refer to Exposure to monoline insurers on page 12). Based on the Bank’s assessment of the current events, the accounting for this conduit remains unchanged.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totaled $1.1 billion as at April 30, 2009 (October 31, 2008 — $1.2 billion), all of which were for U.S. third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 72% of these assets are externally rated AAA/AA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has two such SPEs — Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust — that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in deposits. Total deposits recorded by the Bank as at April 30, 2009, from these trusts were $3.4 billion, unchanged from October 31, 2008. The Bank recorded interest expense of $50 million on these deposits for the three months ended April 30, 2009, compared to $49 million for the three months ended April 30, 2008.
Other off-balance sheet arrangements
The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $4.4 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $18.9 billion as at April 30, 2009, compared to $16.4 billion as at January 31, 2009.
     Guarantees and other indirect commitments decreased 11% from October 31, 2008. Fees from guarantees and loan commitment arrangements recorded in other income were $95 million in the three-month period ended April 30, 2009, compared to $85 million in the previous quarter.
Common dividend
The Board of Directors, at its meeting on May 28, 2009, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of July 7, 2009, and is payable July 29, 2009.
Accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2008 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. Refer to Note 1 of the interim financial statements for the changes in accounting policies adopted by the Bank in 2009, which relate to the definitions of goodwill and intangibles and result in a reclassification of certain software costs to intangibles.
     The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2008 Annual Report.
Transition to International Financial Reporting Standards (IFRS)
Canadian GAAP for publicly accountable enterprises will be replaced with IFRS for fiscal years beginning January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. In order to prepare for the transition to IFRS, the Bank has developed an implementation plan and has established a formal governance structure which includes senior
14     Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
levels of management from all relevant departments. In addition, the Bank has commenced assessing the impact of significant accounting differences between IFRS and Canadian GAAP, including analyzing the impact on business processes, systems, and internal control over financial reporting. Further updates on implementation progress and the potential reporting impact from the adoption of IFRS will be provided in the interim and annual reports going forward until full implementation in 2012.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal controls over financial reporting during the quarter ended April 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Outlook
There are signs that the unprecedented monetary and fiscal stimulus announced by many governments is beginning to have a positive impact. Business and household confidence has shown signs of improving and capital and commodity markets have strengthened — although there is a need for substantial restructuring in a number of sectors. With purchasing power being bolstered by low interest rates, debt refinancing, price discounting and lower energy costs, there is an increasing likelihood that global economic growth will re-emerge in the second half of 2009 and gather strength next year.
     With the solid results achieved during the first half of the year, the Bank is maintaining the objectives established at the beginning of the year.
Scotiabank Second Quarter Report 2009     15

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2009	2009	2008	2009	2008

Business segment income
Net interest income(2)	$1,147	$1,146	$1,051	$2,293	$2,042
Provision for credit losses	188	155	102	343	193
Other income	524	556	537	1,080	1,056
Non-interest expenses	899	934	890	1,833	1,779
Provision for income taxes	174	175	174	349	331

Net income(3)	$410	$438	$422	$848	$795

Other measures
Return on economic equity(1)	19.7%	25.8%	35.3%	22.5%	32.9%
Average assets ($ billions)	$191	$189	$172	$190	$170

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Prior periods have not been restated. Refer to footnote 4 on page 19 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Canadian Banking net income for the quarter was $410 million, down $12 million or 3% from the same quarter last year. Quarter over quarter, net income declined $28 million or 7%. Return on economic equity was 19.7% versus 35.3% last year, due largely to the acquisition of E*Trade Canada (renamed Scotia iTRADE) and the significant interest acquired in CI Financial.
     Average assets before securitization rose $19 billion or 11% from the second quarter last year. The increase was due primarily to growth of $8 billion or 8% in residential mortgages. Personal loans, including revolving credit also increased. In addition, asset growth reflects the investment in CI Financial. Personal deposits grew by $9 billion or 10%, in high-interest savings accounts, personal term deposits, chequing and other savings accounts. Non-personal deposits rose 16% from growth in both non-personal term and current accounts. Compared to the last quarter, average assets before securitization rose $2 billion or 1%, reflecting growth in personal lending, and the full-quarter impact of the Bank’s investment in CI Financial. Deposits increased 1% from growth in high-interest savings accounts and non-personal term deposits.
     Total revenue was up $83 million or 5% from the same quarter last year, as higher net interest income was partly offset by lower other income. Quarter over quarter, total revenues declined by $31 million or 2% due to lower other income.
     Net interest income was $1,147 million, up $96 million or 9% from the second quarter of last year. The increase was due to lower wholesale funding costs and growth in average assets and deposits. Partially offsetting was a lower interest margin reflecting higher liquidity costs, growth in relatively lower spread variable rate mortgages and competitive pricing pressures on deposits. Average volumes increased for most retail products, as well as in Small Business and Commercial Banking. Compared to last quarter, net interest income was unchanged as three fewer days in the quarter was offset by an increase in the interest margin. The latter increased by 5 basis points to 2.46% as the impact of lower wholesale funding interest costs and the wider spread between prime and wholesale funding rates was partly offset by competitive pricing pressures on deposits.
     Other income declined by $13 million or 3% from the same quarter last year, due largely to a decline in wealth management-related revenues reflecting difficult market conditions. Partly offsetting were higher revenues from Scotia iTRADE and higher transaction-based fees in retail banking. Other income declined by $32 million or 6% from last quarter, reflecting a decrease in earnings from associated corporations, as DundeeWealth results included writedowns on certain debt instruments, partly offset by an increase related to CI Financial. The remaining decline was primarily in wealth management revenues due to market conditions and in retail banking reflecting seasonally lower cardholder fees and foreign exchange. However, Commercial Banking revenues increased in the quarter.
     Provisions for credit losses were $188 million, up from $102 million in the same quarter last year and $155 million last quarter. Higher provisions were recorded year over year in personal loans including consumer auto and revolving credit. Provisions related to commercial and small business banking were also up, including a $10 million sectoral allowance relating to the automotive sector. The increase from last quarter was due primarily to higher provisions for consumer auto, commercial and small business banking.
     Non-interest expenses increased a modest 1% from the second quarter of last year due to acquisitions, largely offset by lower revenue-related expenses in wealth management and the impact of cost containment initiatives. Expenses decreased 4% from last quarter due to lower stock-based compensation, the short quarter impact on remuneration, and lower technology and volume-related spending. Partly offsetting these factors were higher pension and benefits costs.
16      Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
International Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2009	2009	2008	2009	2008

Business segment income
Net interest income(2)	$959	$947	$797	$1,906	$1,528
Provision for credit losses	115	116	60	231	90
Other income	349	471	356	820	665
Non-interest expenses	729	772	615	1,501	1,183
Provision for income taxes	102	114	107	216	229
Non-controlling interest in net income of subsidiaries	30	28	36	58	67

Net income(3)	$332	$388	$335	$720	$624

Other measures
Return on economic equity(1)	12.7%	17.2%	17.6%	14.8%	18.5%
Average assets ($ billions)	$95	$95	$79	$95	$74

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Prior periods have not been restated. Refer to footnote 4 on page 19 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
International Banking’s net income in the second quarter was $332 million, a decrease of $3 million or 1% from last year and $56 million or 14% below last quarter. Excluding the positive impact of foreign currency translation, net income decreased $47 million from last year, with nominal impact from last quarter. Return on economic equity was 12.7% compared to 17.6% last year and 17.2% last quarter.
     Average asset volumes of $95 billion were up $16 billion or 20% from last year, due partly to the $9 billion positive impact of foreign currency translation. The underlying year-over-year increase in average assets of $7 billion reflects the full-year impact of prior period growth, with an increase of 23% in retail loans and 11% in commercial loans. Growth in low-cost deposits was 15%, primarily from the positive impact of a declining Canadian dollar. Compared to last quarter, average assets were flat, due to economic conditions and tightening credit policies, while deposits rose 2%.
     Total revenues were $1,308 million this quarter, an increase of $155 million or 13% from the same period last year, including an $87 million positive impact of foreign currency translation and $65 million from acquisitions. Compared to last quarter, revenues decreased $110 million or 8%.
     Net interest income was $959 million this quarter, up $162 million or 20% from the same period last year, and $12 million or 1% above last quarter. Excluding the impact of foreign currency translation, results were up $88 million over last year and $17 million from last quarter. The underlying increase from last year was a result of loan growth across the division in existing businesses, as well as the impact of acquisitions. Net interest margins were up from both last year and last quarter, due to the change in fair value of financial instruments used for asset/liability management, partially offset by tightening margins in Chile.
     Other income decreased $7 million or 2% year over year. The quarter included a $36 million loss on the sale of a portion of Mexico’s performing credit card portfolio to an associated corporation. Subsequent to the quarter end, pursuant to a put option by the shareholder, the Bank acquired 100% of the associated corporation. Excluding the negative impact of this loss and the positive impact of foreign currency translation and acquisitions, other income decreased $13 million or 4% over last year. Mark-to-market losses on securities more than offset the positive impact of widespread transaction-driven growth and strong foreign exchange revenue. Compared to last quarter, other income decreased $122 million or 26%. Excluding the negative impact of the credit card portfolio sale, other income was down $86 million or 18%, mainly from the mark-to-market losses on securities and foreign exchange revenues slowing from the record level of the first quarter.
     International Banking’s specific provision for credit losses was $115 million in the second quarter, compared to $60 million in the same period last year and $116 million last quarter. Retail provisions experienced an upward trend, although new initiatives and resources have helped moderate the effect of weakening global economic conditions. Increased provisions compared to the same quarter last year were also reflective of acquisition-related retail asset growth, mainly in Peru. These increases were offset by the reversal of $29 million in provisions no longer required for certain retail portfolios in Mexico.
     Quarter over quarter, provisions were flat as increased retail provisions and lower levels of reversals and recoveries in commercial portfolios were offset by a decrease in commercial provisions, and reversal of the retail provisions no longer required.
     Non-interest expenses were $729 million this quarter, up $114 million or 19% from last year. This included a $25 million unfavourable impact of foreign currency translation and a $59 million increase from acquisitions. The remaining modest 5% increase reflected expense control initiatives balanced with ongoing business growth. Compared to last quarter, expenses decreased $43 million or 6%, due primarily to effective cost containment and operating improvement efforts across the division.
     The effective tax rate this quarter was 21.9%, relatively unchanged from the same quarter last year and quarter over quarter. While the effective tax rate rose in Mexico, due to tax-deductible limits on provisions, and in Asia, from a change in income mix, these were offset by lower rates in Chile.
Scotiabank Second Quarter Report 2009      17

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2009	2009	2008	2009	2008

Business segment income
Net interest income(2)	$345	$338	$246	$683	$520
Provision for credit losses	159	10	(9)	169	(19)
Other income	502	366	292	868	423
Non-interest expenses	231	291	243	522	434
Provision for income taxes	129	103	49	232	82

Net income(3)	$328	$300	$255	$628	$446

Other measures
Return on economic equity(1)	18.3%	22.4%	29.6%	20.1%	26.2%
Average assets ($ billions)	$189	$194	$167	$191	$162

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Prior periods have not been restated. Refer to footnote 4 on page 19 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Scotia Capital contributed record net income of $328 million this quarter, an increase of $73 million or 29% from the second quarter of 2008, and up $28 million or 9% from last quarter. The increase compared to last year was mainly due to record revenues and the positive impact of foreign currency translation, partly offset by higher provisions for credit losses. Compared to last quarter, higher revenues and lower expenses were partly offset by higher provisions for credit losses. Return on economic equity at 18.3% was down from both the same period last year and from last quarter, as the record income level was offset by an increase in economic equity.
     Total average assets increased 13% over last year to $189 billion. Average corporate loans and acceptances increased $15 billion or 40% across all lending businesses. The strongest growth was in the U.S., up $10 billion, due in part to the impact of the weaker Canadian dollar. There was also a $16 billion increase in average derivative instrument assets, with a corresponding increase in derivative liabilities. These increases were partially offset by a decrease of $11 billion in trading securities and loans. The modest decrease from the last quarter reflects a $1 billion drop in average corporate loans and acceptances and a $4 billion decrease in derivative instrument assets.
     Total revenues were a record $847 million, an increase of $309 million or 57% compared to the second quarter last year and up $143 million or 20% from last quarter. This quarter’s performance reflects record revenues in Global Capital Markets and near-record revenues in Global Corporate and Investment Banking.
     Net interest income of $345 million increased $99 million or 40% over last year, primarily from higher loan volumes, interest margins and loan origination fees. The increase from the previous quarter reflects an increase in interest margins and higher loan origination fees, partially offset by a small decrease in average loan volumes.
     This quarter, net provisions for credit losses were $159 million, compared to net reversals of $9 million in the same period last year and net losses of $10 million last quarter. Net provisions for credit losses were incurred primarily in the U.S. this quarter and last quarter, versus net recoveries predominantly in Canada and the U.S. in the second quarter last year. This quarter, a $50 million sectoral allowance was established relating to the automotive industry sector.
     Other income was $502 million, a significant increase of $210 million or 72% from last year. Global Capital Markets increased $91 million, reflecting record revenues in the precious metals businesses and near-record revenues in fixed income business. The segment also benefited from very strong foreign exchange, equity trading and underwriting revenues. Global Corporate and Investment Banking increased 129% over the same period last year, as the prior year included a loss on non-trading securities arising primarily from the acquisition of a CDO asset under a liquidity purchase agreement in the United States. The segment also benefitted from higher acceptance and credit fees in the lending businesses. Compared to last quarter, other income increased $136 million, due primarily to the stronger trading revenues in Global Capital Markets, in particular strong fixed income securities trading and lower derivative trading losses.
     Non-interest expenses were $231 million this quarter, down $12 million or 5% from last year, due primarily to lower performance-related compensation and other personnel costs, partially offset by higher salaries, technology costs, professional fees and support costs. Compared to last quarter, non-interest expenses dropped $60 million or 21%. Lower performance-based compensation and lower other personnel costs were somewhat offset by higher technology costs and professional fees.
18      Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(2)	2009	2009	2008	2009	2008

Business segment income
Net interest income(3)(4)	$(364)	$(465)	$(221)	$(829)	$(403)
Provision for credit losses	27	—	—	27	—
Other income	134	(8)	114	126	180
Non-interest expenses	27	13	46	40	67
Provision for income taxes(3)	(86)	(202)	(121)	(288)	(240)

Net income (loss)(5)	$(198)	$(284)	$(32)	$(482)	$(50)

Other measures
Average assets ($ billions)	$44	$51	$37	$48	$36

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 5 for a discussion of non-GAAP measures.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2009 ($77), January 31, 2009 ($70), and April 30, 2008 ($100), and for the six months ended April 30, 2009 ($147), and April 30, 2008 ($218), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(5)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
The Other segment had a net loss of $198 million in the second quarter, compared to a loss of $32 million last year and $284 million in the prior quarter.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $77 million in the second quarter, compared to $100 million in the same period last year and $70 million last quarter.
     Total revenue this quarter was negative $230 million, compared to negative $107 million in the prior year, but improved from the negative $473 million last quarter.
     Net interest income was negative $364 million this quarter, $143 million below the same quarter last year, but an improvement of $101 million from last quarter. The year-over-year change was due mainly to the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. The change in the fair value of financial instruments used for asset/liability management purposes was favourable compared to both last year and the prior quarter.
     Other income was $134 million in the second quarter, $20 million higher than last year and $142 million above last quarter. The increase from last year was mainly attributable to higher securitization revenues, partly offset by increased writedowns on available-for-sale securities. The significant increase from last quarter reflected higher securitization revenues and lower writedowns on available-for-sale securities, partly offset by lower gains realized on sale of securities.
     Non-interest expenses were $27 million this quarter, a decrease of $19 million from last year and $14 million higher than last quarter. Legal expenses were down year over year, but up quarter over quarter.
     The provisions for credit losses this quarter included a $27 million increase in the general allowance. There were no changes in the general allowance last year or last quarter.
Scotiabank Second Quarter Report 2009      19

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2009	2009	2008	2009	2008

Business segment income
Net interest income	$2,087	$1,966	$1,873	$4,053	$3,687
Provision for credit losses	489	281	153	770	264
Other income	1,509	1,385	1,299	2,894	2,324
Non-interest expenses	1,886	2,010	1,794	3,896	3,463
Provision for income taxes	319	190	209	509	402
Non-controlling interest in net income of subsidiaries	30	28	36	58	67

Net income(1)	$872	$842	$980	$1,714	$1,815

Other measures
Return on equity(2)	17.6%	16.9%	21.4%	17.2%	20.0%
Average assets ($ billions)	$519	$529	$455	$524	$442

(1)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

(2)	Refer to page 5 for a discussion of non-GAAP measures.
Geographic Highlights

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2009	2009	2008	2009	2008

Geographic segment income
Canada	$395	$361	$561	$756	$1,064
United States	55	23	63	78	87
Mexico	41	57	77	98	141
Other international	455	559	356	1,014	614
Corporate adjustments	(74)	(158)	(77)	(232)	(91)

Net income(1)	$872	$842	$980	$1,714	$1,815

Average assets ($ billions)
Canada	$336	$330	$293	$333	$289
United States	43	51	29	47	29
Mexico	20	21	20	20	20
Other international	114	117	102	116	94
Corporate adjustments	6	10	11	8	10

	$519	$529	$455	$524	$442

(1)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Quarterly Financial Highlights

	For the three months ended
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2009	2009	2008	2008	2008	2008	2007	2007

Total revenue ($ millions)	$3,596	$3,351	$2,491	$3,374	$3,172	$2,839	$3,078	$3,201
Total revenue (TEB(1)) ($ millions)	3,673	3,421	2,586	3,477	3,272	2,957	3,294	3,302
Net income ($ millions)	872	842	315	1,010	980	835	954	1,032
Basic earnings per share ($)	0.81	0.80	0.28	0.99	0.97	0.83	0.95	1.03
Diluted earnings per share ($)	0.81	0.80	0.28	0.98	0.97	0.82	0.95	1.02

(1)	Refer to page 5 for a discussion of non-GAAP measures.
20      Scotiabank Second Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Share Data

	As at
	April 30
(thousands of shares outstanding)	2009

Common shares	1,017,020	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)
Preferred shares Series 24	10,000	(8)(12)
Preferred shares Series 26	13,000	(8)(13)
Preferred shares Series 28	11,000	(8)(14)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(15)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(16)

Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust	1,000	(16)

Outstanding options granted under the Stock Option Plans to purchase common shares	25,058	(1)(17)

(1)	As at May 15, 2009, the number of outstanding common shares and options were 1,017,043 and 25,025, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share, except for the initial dividend paid on January 29, 2008 in an amount of $0.39195 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share, except for the initial dividend paid on April 28, 2008 in an amount of $0.33753 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.4315 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00.

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00.

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.

(12)	These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00.

(13)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.

(14)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.

(15)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(16)	Reported in deposits in the Consolidated Balance Sheet.

(17)	Included are 19,729 stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14 and 17 of the October 31, 2008, consolidated financial statements presented in the 2008 Annual Report, and Note 7 on page 28 of this report.
Scotiabank Second Quarter Report 2009       21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2009	2009	2008	2009	2008

Interest income
Loans	$3,369	$4,137	$3,798	$7,506	$7,623
Securities	1,198	868	1,200	2,066	2,368
Securities purchased under resale agreements	99	156	204	255	433
Deposits with banks	119	209	260	328	579

	4,785	5,370	5,462	10,155	11,003

Interest expenses
Deposits	2,111	2,752	2,948	4,863	6,026
Subordinated debentures	69	63	36	132	60
Capital instrument liabilities	9	9	9	18	18
Other	509	580	596	1,089	1,212

	2,698	3,404	3,589	6,102	7,316

Net interest income	2,087	1,966	1,873	4,053	3,687
Provision for credit losses (Note 5)	489	281	153	770	264

Net interest income after provision for credit losses	1,598	1,685	1,720	3,283	3,423

Other income
Card revenues	105	113	93	218	188
Deposit and payment services	225	231	208	456	415
Mutual funds	63	80	78	143	156
Investment management, brokerage and trust services	172	178	189	350	375
Credit fees	203	185	140	388	273
Trading revenues	235	180	123	415	79
Investment banking	221	287	170	508	334
Net gain (loss) on securities, other than trading	(133)	(144)	59	(277)	79
Other	418	275	239	693	425

	1,509	1,385	1,299	2,894	2,324

Net interest and other income	3,107	3,070	3,019	6,177	5,747

Non-interest expenses
Salaries and employee benefits	1,024	1,130	1,005	2,154	1,983
Premises and technology(1)	379	388	353	767	674
Communications	89	90	80	179	155
Advertising and business development	68	78	78	146	147
Professional	53	54	68	107	113
Business and capital taxes	39	50	38	89	52
Other(1)	234	220	172	454	339

	1,886	2,010	1,794	3,896	3,463

Income before the undernoted	1,221	1,060	1,225	2,281	2,284
Provision for income taxes	319	190	209	509	402
Non-controlling interest in net income of subsidiaries	30	28	36	58	67

Net income	$872	$842	$980	$1,714	$1,815

Preferred dividends paid	51	37	22	88	43

Net income available to common shareholders	$821	$805	$958	$1,626	$1,772

Average number of common shares outstanding (millions):
Basic	1,014	1,001	986	1,007	985
Diluted	1,016	1,003	992	1,010	992

Earnings per common share (in dollars)(2):
Basic	$0.81	$0.80	$0.97	$1.61	$1.80
Diluted	$0.81	$0.80	$0.97	$1.61	$1.79

Dividends per common share (in dollars)	$0.49	$0.49	$0.47	$0.98	$0.94

Certain comparative amounts have been reclassified to conform to current period presentation.

(1)	Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Second Quarter Report 2009       22

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	April 30	January 31	October 31	April 30
(Unaudited) ($ millions)	2009	2009	2008	2008

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,919	$3,007	$2,574	$2,641
Interest-bearing deposits with banks	27,340	27,261	32,318	26,178
Precious metals	3,690	3,529	2,426	3,668

	33,949	33,797	37,318	32,487

Securities
Trading	61,107	50,529	48,292	62,138
Available-for-sale (Note 3)	47,555	43,788	38,823	34,322
Equity accounted investments	3,449	3,266	920	802

	112,111	97,583	88,035	97,262

Securities purchased under resale agreements	14,838	14,182	19,451	15,323

Loans
Residential mortgages	110,672	111,984	115,084	108,382
Personal and credit cards	52,847	51,674	50,719	45,273
Business and government	124,248	130,182	125,503	104,928

	287,767	293,840	291,306	258,583
Allowance for credit losses (Note 5)	2,828	2,706	2,626	2,490

	284,939	291,134	288,680	256,093

Other
Customers’ liability under acceptances	11,801	13,144	11,969	11,782
Derivative instruments	39,250	43,526	44,810	25,638
Land, buildings and equipment(1)	2,443	2,422	2,449	2,278
Goodwill	2,845	2,820	2,273	2,162
Other intangible assets(1)	549	561	521	491
Other assets	10,842	10,660	12,119	9,057

	67,730	73,133	74,141	51,408

	$513,567	$509,829	$507,625	$452,573

Liabilities and shareholders’ equity
Deposits
Personal	$125,308	$122,648	$118,919	$109,994
Business and government	195,021	198,887	200,566	176,878
Banks	26,531	25,035	27,095	35,566

	346,860	346,570	346,580	322,438

Other
Acceptances	11,801	13,144	11,969	11,782
Obligations related to securities sold under repurchase agreements	42,407	35,578	36,506	27,446
Obligations related to securities sold short	14,608	11,963	11,700	15,028
Derivative instruments	41,292	43,831	42,811	24,010
Other liabilities	26,296	29,474	31,063	26,412
Non-controlling interest in subsidiaries	536	549	502	588

	136,940	134,539	134,551	105,266

Subordinated debentures (Note 6)	6,359	5,407	4,352	3,946

Capital instrument liabilities	500	500	500	500

Shareholders’ equity
Capital stock
Preferred shares (Note 7)	3,710	3,710	2,860	2,210
Common shares	4,629	4,496	3,829	3,643
Retained earnings	19,179	18,853	18,549	18,300
Accumulated other comprehensive income (loss) (Note 8)	(4,610)	(4,246)	(3,596)	(3,730)

	22,908	22,813	21,642	20,423

	$513,567	$509,829	$507,625	$452,573

Certain comparative amounts have been reclassified to conform with current period presentation.
(1)  Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.
The accompanying notes are an integral part of these interim consolidated financial statements.
23      Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the six months ended
	April 30	April 30
(Unaudited) ($ millions)	2009	2008

Preferred shares
Balance at beginning of period	$2,860	$1,635
Issued	850	575

Balance at end of period	3,710	2,210

Common shares
Balance at beginning of period	3,829	3,566
Issued	800	77

Balance at end of period	4,629	3,643

Retained earnings
Balance at beginning of period	18,549	17,460
Net income	1,714	1,815
Dividends: Preferred	(88)	(43)
Common	(990)	(926)
Other	(6)	(6)

Balance at end of period	19,179	18,300

Accumulated other comprehensive income (loss)
Balance at beginning of period	(3,596)	(3,857)
Other comprehensive income (loss)	(1,014)	127

Balance at end of period	(4,610)	(3,730)

Total shareholders’ equity at end of period	$22,908	$20,423

Consolidated Statement of Comprehensive Income

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2009	2008	2009	2008

Comprehensive income
Net income	$872	$980	$1,714	$1,815

Other comprehensive income (loss), net of income taxes (Note 8):
Net change in unrealized foreign currency translation losses	(323)	(85)	(449)	800
Net change in unrealized gains (losses) on available-for-sale securities	(51)	(210)	(437)	(270)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	10	(140)	(128)	(403)

Other comprehensive income (loss)	(364)	(435)	(1,014)	127

Comprehensive income	$508	$545	$700	$1,942

The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Second Quarter Report 2009       24

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2009	2008	2009	2008

Cash flows from operating activities
Net income	$872	$980	$1,714	$1,815
Adjustments to determine net cash flows from (used in) operating activities	796	(23)	898	216
Net accrued interest receivable and payable	(294)	(11)	(214)	233
Trading securities	(10,850)	(1,200)	(13,201)	(1,531)
Derivative assets	3,648	242	5,660	(885)
Derivative liabilities	(1,930)	(1,666)	(1,593)	(3,408)
Other, net	(1,425)	634	(3,760)	1,472

	(9,183)	(1,044)	(10,496)	(2,088)

Cash flows from financing activities
Deposits	3,567	4,007	2,142	21,337
Obligations related to securities sold under repurchase agreements	6,878	(5,841)	6,441	(1,612)
Obligations related to securities sold short	2,743	1,430	2,990	(1,336)
Subordinated debentures issued	1,000	1,800	2,000	2,194
Preferred shares issued	—	345	600	575
Common shares issued	130	27	297	63
Cash dividends paid	(548)	(485)	(1,078)	(969)
Other, net	(2,716)	(477)	(2,364)	949

	11,054	806	11,028	21,201

Cash flows from investing activities
Interest-bearing deposits with banks	(112)	3,558	2,839	(1,621)
Securities purchased under resale agreements	(644)	5,150	4,228	7,687
Loans, excluding securitizations	(2,338)	(8,823)	(9,150)	(22,333)
Loan securitizations	4,418	1,142	9,181	1,692
Securities, other than trading, net	(3,146)	(869)	(5,535)	(2,904)
Land, buildings and equipment, net of disposals	(76)	(76)	(127)	(155)
Other, net(1)	(2)	(35)	(1,565)	(1,081)

	(1,900)	47	(129)	(18,715)

Effect of exchange rate changes on cash and cash equivalents	(59)	16	(58)	105

Net change in cash and cash equivalents	(88)	(175)	345	503
Cash and cash equivalents at beginning of period	3,007	2,816	2,574	2,138

Cash and cash equivalents at end of period(2)	$2,919	$2,641	$2,919	$2,641

Cash disbursements made for:
Interest	$2,849	$3,571	$6,463	$7,224
Income taxes	$466	$423	$719	$754

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	For the three and six months ended April 30, 2009, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of nil and nil, respectively (April 30, 2008 — $2 and $37, respectively), and net of non-cash consideration of common shares issued from treasury of nil and $500, respectively (April 30, 2008 — nil and nil, respectively), and net of non-cumulative preferred shares of nil and $250, respectively (April 30, 2008 — nil and nil, respectively).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
25       Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1.
1.	Changes in accounting policies
Goodwill and intangible assets

Commencing November 1, 2008, the Bank adopted a new accounting standard – Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, $239 million as at October 31, 2008 (as at January 31, 2008 – $220 million; as at April 30, 2008 – $228 million) was reclassified from Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in Premises and technology non-interest expenses on the Consolidated Statement of Income is now recorded as Other non-interest expenses. Accordingly, $6 million for the three-month period ended April 30, 2008 (six-month period ended April 30, 2008 – $12 million) was reclassified from Premises and technology non-interest expenses to Other non-interest expenses.

Note 1 to the Bank’s 2008 annual audited consolidated financial statements describes accounting policy changes for the prior year.
2.	Future accounting changes
The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS.
3.	Securities
An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at
	April 30, 2009					October 31, 2008
			Gross	Gross				Gross	Gross
			unrealized	unrealized	Fair			unrealized	unrealized	Fair
($ millions)	Cost	(1)	gains	losses	value	Cost	(1)	gains	losses	value

Canadian federal government debt	$15,975		$527	$25	$16,477	$9,662		$232	$1	$9,893
Canadian provincial and municipal debt	1,109		23	—	1,132	14		—	—	14
U.S. treasury and other U.S. agencies’ debt	1,187		15	18	1,184	2,178		12	14	2,176
Other foreign governments’ debt	6,682		303	114	6,871	6,983		226	124	7,085
Bonds of designated emerging markets	332		187	2	517	334		140	5	469
Other debt	20,530		310	2,386	18,454	17,398		69	1,492	15,975
Preferred shares	580		14	177	417	598		5	64	539
Common shares	2,668		107	272	2,503	2,884		134	346	2,672

Total available-for-sale securities	$49,063		$1,486	$2,994	$47,555	$40,051		$818	$2,046	$38,823

(1)	Cost for debt securities is amortized cost.
The net unrealized loss on available-for-sale securities of $1,508 million (October 31, 2008 – $1,228 million) increases to a net unrealized loss of $1,827 million (October 31, 2008 – $1,320 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized loss on available-for-sale securities is recorded in accumulated other comprehensive income.
Scotiabank Second Quarter Report 2009       26

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4.	Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended April 30, 2009, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 21%, an excess spread of 2.4% and a discount rate of 2.3%. The following table summarizes the Bank’s sales.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2009	2009	2008	2009	2008

Net cash proceeds(1)	$4,418	$4,763	$1,142	$9,181	$1,692
Retained interest	225	170	37	395	53
Retained servicing liability	(24)	(29)	(6)	(53)	(10)

	4,619	4,904	1,173	9,523	1,735
Residential mortgages securitized	4,420	4,827	1,142	9,247	1,697

Net gain (loss) on sale(2)	$199	$77	$31	$276	$38

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $1,382 for the three months ended April 30, 2009 (January 31, 2009 – $847; April 30, 2008 – $555), and $2,229 for the six months ended April 30, 2009 (April 30, 2008 – $1,906). As at April 30, 2009, the outstanding balance of mortgage-backed securities was $5,296, and these assets have been classified as available-for-sale securities.

(2)	Net of issuance cost.
5. Impaired loans and allowance for credit losses

(a) Impaired loans

				As at
				April 30	January 31	October 31
				2009	2009	2008

		Specific
($ millions)	Gross	allowance	(1)	Net	Net	Net

By loan type:
Residential mortgages	$892	$243		$649	$542	$432
Personal and credit cards	965	669		296	154	84
Business and government	1,740	506		1,234	906	675

Total	$3,597	$1,418		$2,179	$1,602	$1,191

By geography:
Canada				$746	$449	$354
United States				191	131	80
Other International				1,242	1,022	757

Total				$2,179	$1,602	$1,191

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $503 (January 31, 2009 — $459; October 31, 2008 — $462).
(b)	Allowance for credit losses
During the second quarter of 2009, the Bank established a sectoral allowance of $60 million related to the automotive industry. This industry continued to deteriorate during the quarter, as evidenced by an increase in number of credit defaults as well as downgrades in publicly available debt ratings for companies in that industry. The sectoral allowance is in addition to the specific and general allowances.

The general allowance is established against the loan portfolio in respect of the Bank’s core business lines, where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

When an industry sector or geographic region experiences specific adverse events or changes in economic conditions, it may be necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the allowances considers the probability of default, loss given default and expected exposure at default.
27      Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
($ millions)	2009	2009	2008	2009	2008

Balance at beginning of period	$2,714	$2,634	$2,462	$2,634	$2,252
Writeoffs	(397)	(283)	(190)	(680)	(384)
Recoveries	48	59	51	107	102
Provision for credit losses	489	281	153	770	264
Other, including foreign exchange adjustment	(18)	23	22	5	264

Balance at the end of period(1)(2)(3)	$2,836	$2,714	$2,498	$2,836	$2,498

(1)	As at April 30, 2009, includes nil of specific allowance and nil of general allowances relating to acquisition of a new subsidiary (January 31, 2009 — nil and nil, respectively; April 30, 2008 - $149 and $25, respectively), which may change as the valuation of acquired loan assets is finalized.

(2)	As at April 30, 2009, $8 has been recorded in other liabilities (January 31, 2009 — $8; April 30, 2008 — $8).

(3)	As at April 30, 2009, the sectoral allowance for credit losses was $60 (January 31, 2009 — nil; April 30, 2008 — nil) and the general allowance for credit losses was $1,350 (January 31, 2009 — $1,323; April 30, 2008 — $1,323).
6.	Subordinated debentures

(a) Subordinated debentures totalling $1 billion were issued on January 22, 2009, and will mature on January 22, 2021. Interest is payable semi-annually in arrears, commencing on July 22, 2009, at 6.65% per annum until January 22, 2016. From January 22, 2016, until maturity, interest is payable at an annual rate equal to the 90-day Bankers’ Acceptance Rate plus 5.85%, payable quarterly in arrears commencing April 22, 2016. The subordinated debentures are redeemable by the Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

(b) Subordinated debentures totaling $1 billion were issued on April 15, 2009 and will mature on April 15, 2019. Interest is payable semi-annually in arrears, commencing on October 15, 2009, at 4.94% per annum until April 15, 2014. From April 15, 2014, until maturity, interest is payable at an annual rate equal to the 90-day Bankers’ Acceptance Rate plus 4.24%, payable quarterly in arrears, commencing July 15, 2014. The subordinated debentures are redeemable by the Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

7.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank’s capital management process are consistent with those in place as at October 31, 2008.

Regulatory capital ratios

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposures to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and Office of the Superintendent of Financial Institutions, Canada (OSFI) prescribed risk weights to on-and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at April 30, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at April 30, 2009.
Scotiabank Second Quarter Report 2009     28

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Bank regulatory capital consists of two components — Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

	As at

	April 30		January 31		October 31
(unaudited) ($ millions)	2009		2009		2008

Shareholders’ equity per consolidated balance sheet	$22,908		$22,813		$21,642
Components of accumulated other comprehensive income excluded from Tier 1	1,735		1,624		1,220
Capital instrument liabilities — trust securities	2,750		2,750		2,750
Non-controlling interest in subsidiaries	536		549		502
Goodwill deduction	(2,845)		(2,820)		(2,273)
Other capital deductions(1)	(1,951)		(2,077)		(578)

Tier 1 capital	23,133		22,839		23,263

Qualifying subordinated debentures, net of amortization	6,309		5,357		4,227
Trust subordinated notes	1,000		1,000		1,000
Other net capital items(2)	(1,832)		(1,818)		(643)

Tier 2 capital	5,477		4,539		4,584

Total Regulatory Capital	28,610		27,378		27,847

Total risk weighted assets	$241,837		$239,660		$250,591

Capital ratios
Tier 1 capital ratio	9.6%		9.5%		9.3%
Total capital ratio	11.8%		11.4%		11.1%
Assets-to-capital multiple	17.3	x	18.1	x	18.0	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses.
Significant capital transactions
(a) In the third quarter of 2008, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2% of the Bank’s common shares outstanding as at April 30, 2008. The bid terminated on January 11, 2009.
(b) On December 12, 2008, the Bank issued 14,450,867 common shares at a price of $34.60 per share as part of the acquisition of CI Financial Corp. (CI Financial). Refer to Note 12 for further details.
(c) Series 24 non-cumulative five-year rate reset preferred shares totaling $250 million were issued on December 12, 2008, as part of the acquisition of CI Financial. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert their shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 25 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 24 preferred shares issued and outstanding on the applicable Series 24 conversion date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 conversion date into an equal number of Series 25 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 24 preferred shares and, if applicable, Series 25 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on January 26, 2014, and every five years thereafter. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
(d) Series 26 non-cumulative five-year rate reset preferred shares totaling $325 million were issued on January 21, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year
29     Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Government of Canada yield plus 4.14%, multiplied by $25.00. Holders of Series 26 preferred shares have the option to convert their shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 26 preferred shares issued and outstanding on the applicable Series 26 conversion date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 conversion date into an equal number of Series 27 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 26 preferred shares and, if applicable, Series 27 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
(e) Series 28 non-cumulative five-year rate reset preferred shares totaling $275 million were issued on January 30, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend, was paid on April 28, 2009, in an amount of $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00. Holders of Series 28 preferred shares have the option to convert their shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 28 preferred shares issued and outstanding on the applicable Series 28 conversion date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 conversion date into an equal number of Series 29 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 28 preferred shares and, if applicable, Series 29 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
8.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at April 30, 2009, and other comprehensive income (loss) for the six months then ended were as follows:

Accumulated other comprehensive income (loss)

	As at and for the six months ended

	Opening	Net	Ending		Opening	Net	Ending
	balance	change	balance		balance	change	balance

	October 31		April 30		October 31		April 30
($ millions)	2008		2009		2007		2008

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$(449)	$(2,630	)(1)	$(4,549)	$800	$(3,749	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(949)	(437)	(1,386	)(2)	639	(270)	369	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	(466)	(128)	(594	)(3)	53	(403)	(350	)(3)

Accumulated other comprehensive income (loss)	$(3,596)	$(1,014)	$(4,610)		$(3,857)	$127	$(3,730)

(1)	Net of income tax expense of $435 (April 30, 2008 — expense of $574).

(2)	Net of income tax benefit of $441 (April 30, 2008 — expense of $186).

(3)	Net of income tax benefit of $239 (April 30, 2008 — benefit of $163).
Scotiabank Second Quarter Report 2009     30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended		For the six months ended

	April 30	April 30	April 30	April 30
($ millions)	2009	2008	2009	2008

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(479)	$182	$(523)	$1,323
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	156	(267)	74	(523)

	(323)	(85)	(449)	800

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized losses on available-for-sale securities(3)	(32)	(151)	(305)	(143)
Reclassification of net gains to net income(4)	(19)	(59)	(132)	(127)

	(51)	(210)	(437)	(270)

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	24	22	(299)	300
Reclassification of net (gains) losses to net income(6)	(14)	(162)	171	(703)

	10	(140)	(128)	(403)

Other comprehensive income (loss)	$(364)	$(435)	$(1,014)	$127

(1)	Net of income tax expense of nil.

(2)	For the three and six months ended April 30, 2009, net of income tax expense of $90 and $117, respectively. (April 30, 2008 — expense of $241 and $147, respectively).

(3)	For the three and six months ended April 30, 2009, net of income tax expense of $58 and benefit of $64, respectively (April 30, 2008 — benefit of $58 and $104, respectively).

(4)	For the three and six months ended April 30, 2009, net of income tax expense of $4 and $6, respectively (April 30, 2008 — expense of $32 and $48, respectively).

(5)	For the three and six months ended April 30, 2009, net of income tax expense of $50 and benefit of $88, respectively (April 30, 2008 — expense of $12 and $138, respectively).

(6)	For the three and six months ended April 30, 2009, net of income tax expense of $16 and benefit of $67, respectively (April 30, 2008 — expense of $75 and $326, respectively).
9.	Financial instruments

Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2008.

(a) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.
31     Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exposure at default(1)

As at	April 30, 2009			January 31, 2009		October 31, 2008

($ millions)	AIRB	(2)	Standardized	Total	Total	Total

By exposure sub-type
Non-retail(2)
Drawn(3)	$141,986		$69,677	$211,663	$213,691	$208,494
Undrawn commitments	54,378		3,879	58,257	59,964	64,870
Other exposures(4)	74,577		2,820	77,397	86,852	87,713

Total non-retail	270,941		76,376	347,317	360,507	361,077

Retail
Drawn(5)	102,998		35,332	138,330	137,553	137,624
Undrawn commitments	5,625		226	5,851	8,886	7,540

Total retail	108,623		35,558	144,181	146,439	145,164

Total	$379,564		$111,934	$491,498	$506,946	$506,241

(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.

(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages of $33.2 billion.

(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.

(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.

(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of non-retail exposures
The Bank’s non-retail portfolio is well diversified by industry. As at April 30, 2009, 78% of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the Caribbean and Latin American region, are primarily to non-investment grade counterparties, based on the Bank’s internal grade systems. There has not been a significant change in concentrations of credit risk since October 31, 2008.
As at April 30, 2009, non-retail loans not assessed as impaired but with payments past due were $1.2 billion. This represented 1% of the total non-retail loan portfolio.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at April 30, 2009, retail loans not assessed as impaired but with payments more than 30 days past due were $2.6 billion, of which 75% relate to insured and conventional residential mortgages. This represented 1.6% of the total retail loan portfolio.
Retail standardized portfolio
The retail standardized portfolio of $36 billion as at April 30, 2009 (January 31, 2009 — $37 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $22 billion (January 31, 2009 — $23 billion) related to mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of 80% or less at origination.
Collateral
Collateral held
In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at April 30, 2009, total assets pledged were $56 billion (January 31, 2009 — $55 billion; October 31, 2008 — $45 billion; April 30, 2008 — $46 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
Scotiabank Second Quarter Report 2009     32

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s holdings of liquid assets, which can generally be sold or pledged to meet its obligations, amounted to $122 billion as at April 30, 2009 (January 31, 2009 — $108 billion; October 31, 2008 — $106 billion; April 30, 2008 — $112 billion), representing 24% of the Bank’s total assets (January 31, 2009 — 21%; October 31, 2008 — 21%; April 30, 2008 — 25%).
Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities.

			Payable on a fixed date
	Payable on	Payable after	Less than	One to		Greater than
As at April 30, 2009 ($ millions)	demand	notice	one year	five years		five years		Total

Deposits	$38,740	$57,621	$183,120	$61,372		$6,007		$346,860
Subordinated debentures	—	—	—	251		6,108		6,359
Capital instrument liabilities	—	—	—	—		500		500

Total	$38,740	$57,621	$183,120	$61,623		$12,615		$353,719

As at January 31, 2009	$38,201	$54,654	$184,039	$64,016	(2)	$11,567	(2)	$352,477

As at October 31, 2008	$37,157	$52,312	$186,818	$63,911		$11,234		$351,432

As at April 30, 2008(1)	$26,097	$42,127	$112,847	$52,850		$11,927		$245,848

(1)	Included in the Bank’s contractual maturities of financial liabilities at April 30, 2008, are deposits recorded in Canada and the United States of $241 billion, representing 75% of the Bank’s total deposits.

(2)	These amounts have been restated from those presented as at January 31, 2009 due to a reclassification between these categories.
Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. The majority of these commitments, which are not reflected on the Consolidated Balance Sheet, had a remaining term to maturity of less than one year for all periods presented.
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at April 30, 2009, 49% (January 31, 2009 — 49%; April 30, 2008 — 56%) of the notional value of the Bank’s derivative instruments mature within one year, while 86% (January 31, 2009 — 85%; April 30, 2008 — 86%) mature within five years.
Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.
33     Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the potential after-tax impact on the Bank’s net income over the next 12 months and on the economic value of shareholders’ equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

As at	April 30, 2009						January 31, 2009		April 30, 2008

	Net income			Economic value of equity				Economic		Economic
	Canadian	Other		Canadian	Other		Net	value	Net	value
($ millions)	dollar	currencies	Total	dollar	currencies	Total	income	of equity	income	of equity

100 bp increase	$111	$85	$196	$101	$(249)	$(148)	$145	$(109)	$107	$(259)

100 bp decrease	$(53)	$(103)	$(156)	$(65)	$259	$194	$(113)	$107	$(99)	$233

Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.
As at April 30, 2009, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $37 million (January 31, 2009 — $37 million; April 30, 2008 — $34 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at April 30, 2009, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $190 million (January 31, 2009 — $187 million; April 30, 2008 — $153 million), net of hedging.
Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 3.
Trading portfolio risk management
Market risk arising from the Bank’s trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the three months ended			As at	As at
	April 30		April 30, 2009		January 31	April 30
($ millions)	2009	Average	High	Low	2009	2008

Interest rate	13.9	15.9	19.1	12.8	14.9	14.0
Equities	2.2	4.0	6.6	2.0	5.4	2.9
Foreign exchange	2.5	2.2	3.5	0.7	2.8	1.5
Commodities	2.4	2.9	4.3	1.9	3.6	2.8
Diversification	(5.6)	(9.0)	n/a	n/a	(11.9)	(4.7)

All-Bank VaR	15.4	16.0	21.5	12.4	14.8	16.5

Hedges
There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.
In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other
Scotiabank Second Quarter Report 2009     34

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $277 million (January 31, 2009 — loss of $276 million; April 30, 2008 — loss of $153 million). As at April 30, 2009, the maximum length of cash flow hedges outstanding was less than 10 years (January 31, 2009 — less than 10 years; April 30, 2008 — less than 7 years).
Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $21 million during the three months ended April 30, 2009 (April 30, 2008 — gain of $3 million), of which a gain of $6 million (April 30, 2008 — gain of $11 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the six months ended April 30, 2009, the Bank recorded a gain of $48 million (April 30, 2008 — loss of $3 million) of which a gain of $9 million (April 30, 2008 — $7 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.
Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $4.8 billion as at April 30, 2009 (January 31, 2009 — $5.2 billion; April 30, 2008 — $7.5 billion). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2009, was a gain of $538 million (April 30, 2008 — gain of $53 million) and a gain of $228 million (April 30, 2008 — loss of $227 million), respectively. These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $60 million as at April 30, 2009 (January 31, 2009 — $63 million; April 30, 2008 — $83 million). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2009, was a loss of less than $1 million (April 30, 2008 — gain of less than $1 million) and a gain of $5 million (April 30, 2008 — loss of $3 million), respectively.
The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $5,408 million as at April 30, 2009 (January 31, 2009 — $2,998 million; April 30, 2008 — $97 million). The change in fair value that was recorded through trading and net interest income for the three and six months ended April 30, 2009 was a gain of $103 million (April 30, 2008 — loss of $4 million) and a gain of $125 million (April 30, 2008 — loss of $11 million), respectively.
The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $12 million as at April 30, 2009 (January 31, 2009 — $135 million; April 30, 2008 — $573 million). The change in fair value that was recorded through net interest income for the three and six months ended April 30, 2009, was a gain of less than $1 million (April 30, 2008 — loss of $3 million) and a loss of $2 million (April 30, 2008 — loss of $13 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. As at April 30, 2009, the Bank is contractually obligated to pay $12 million to the holders of the notes at maturity (January 31, 2009 — $133 million; October 31, 2008 — $295 million).
Reclassification of financial assets
The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at April 30, 2009, the fair values of the bond assets and preferred shares were $285 million (January 31, 2009 — $278 million; October 31, 2008 — $277 million) and $77 million (January 31, 2009 — $77 million; October 31, 2008 —
35     Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
$81 million), respectively. Due to the reclassification of bond assets, for the three and six months ended April 30, 2009, the Bank recorded pre-tax other comprehensive income gains of $12 million and losses of $3 million, respectively, relating to fair value movements. Due to the reclassification of preferred shares, for the three and six months ended April 30, 2009, the Bank recorded pre-tax other comprehensive income gains of $2 million and losses of $2 million, respectively, relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.

10.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
($ millions)	2009	2009	2008	2009	2008

Benefit expenses
Pension plans	$(12)	$(2)	$1	$(14)	$2
Other benefit plans	28	29	30	57	59

	$16	$27	$31	$43	$61

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
11.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking, International Banking and Scotia Capital.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 of 2008 Consolidated Financial Statement. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:
Scotiabank Second Quarter Report 2009     36

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended April 30, 2009

	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$1,147	$959	$345	$(364)	$2,087
Provision for credit losses	188	115	159	27	489
Other income	524	349	502	134	1,509
Non-interest expenses	899	729	231	27	1,886
Provision for income taxes	174	102	129	(86)	319
Non-controlling interest in net income of subsidiaries	—	30	—	—	30

Net income(3)	$410	$332	$328	$(198)	$872

Average assets ($ billions)	$191	$95	$189	$44	$519

For the three months ended January 31, 2009

	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$1,146	$947	$338	$(465)	$1,966
Provision for credit losses	155	116	10	—	281
Other income	556	471	366	(8)	1,385
Non-interest expenses	934	772	291	13	2,010
Provision for income taxes	175	114	103	(202)	190
Non-controlling interest in net income of subsidiaries	—	28	—	—	28

Net income(3)	$438	$388	$300	$(284)	$842

Average assets ($ billions)	$189	$95	$194	$51	$529

For the three months ended April 30, 2008

	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$1,051	$797	$246	$(221)	$1,873
Provision for credit losses	102	60	(9)	—	153
Other income	537	356	292	114	1,299
Non-interest expenses	890	615	243	46	1,794
Provision for income taxes	174	107	49	(121)	209
Non-controlling interest in net income of subsidiaries	—	36	—	—	36

Net income(3)	$422	$335	$255	$(32)	$980

Average assets ($ billions)	$172	$79	$167	$37	$455

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2009 ($77), January 31, 2009 ($70), and April 30, 2008 ($100), and for the six months ended April 30, 2009 ($147), and April 30, 2008 ($218), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
37     Scotiabank Second Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2009

	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$2,293	$1,906	$683	$(829)	$4,053
Provision for credit losses	343	231	169	27	770
Other income	1,080	820	868	126	2,894
Non-interest expenses	1,833	1,501	522	40	3,896
Provision for income taxes	349	216	232	(288)	509
Non-controlling interest in net income of subsidiaries	—	58	—	—	58

Net income(3)	$848	$720	$628	$(482)	$1,714

Average assets ($ billions)	$190	$95	$191	$48	$524

For the six months ended April 30, 2008

	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$2,042	$1,528	$520	$(403)	$3,687
Provision for credit losses	193	90	(19)	—	264
Other income	1,056	665	423	180	2,324
Non-interest expenses	1,779	1,183	434	67	3,463
Provision for income taxes	331	229	82	(240)	402
Non-controlling interest in net income of subsidiaries	—	67	—	—	67

Net income(3)	$795	$624	$446	$(50)	$1,815

Average assets ($ billions)	$170	$74	$162	$36	$442

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2009 ($77), January 31, 2009 ($70), and April 30, 2008 ($100), and for the six months ended April 30, 2009 ($147), and April 30, 2008 ($218), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
12.	Acquisitions

Current quarter

On February 3, 2009, the Bank acquired an additional 24% of Thanachart Bank in Thailand for approximately $270 million, which increased the Bank’s ownership from 24.99% to 49%. The investment will continue to be accounted for under the equity method of accounting.

Prior quarter

On December 12, 2008, the Bank completed the acquisition of Sun Life Financial Inc.’s 37.6% ownership stake in CI Financial Income Fund for approximately $2.3 billion. The consideration was in the form of $1.55 billion cash, $500 million common shares and $250 million non-cumulative preferred shares. This investment is accounted for under the equity method of accounting.

The Bank completed the acquisition of E*Trade Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of approximately $500 million. During the first quarter of 2009, the Bank completed the purchase price allocation and recorded goodwill of $430 million and intangibles of $32 million on the balance sheet.

13.	Subsequent events

Redemption of subordinated debentures

On May 12, 2009, the Bank redeemed all of its $325 million 5.75% subordinated debentures due May 12, 2014, at par plus accrued and unpaid interest to the redemption date.

Issuance of Scotiabank Tier 1 Securities

On May 7, 2009, the Bank completed an issue of 7.802% Scotiabank Tier 1 Securities in the amount of $650 million. These securities are issued by Scotiabank Tier 1 Trust which is a special purpose entity that will not be consolidated by the Bank, as the Bank is not the primary beneficiary. These securities qualify as Tier 1 capital, and will be reported on the consolidated balance sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.
Scotiabank Second Quarter Report 2009     38

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2009
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28
Annual Meeting date for fiscal 2009
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2009, will be held in St. John’s, Newfoundland, on Thursday, April 8, 2010.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on May 28, 2009, at 2:00 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-732-0232 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to investor.relations@scotiabank.com.
     A telephone replay of the conference call will be available from May 28, 2009, to June 11, 2009, by calling (416) 640-1917 and entering the identification code 21306231#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
39     Scotiabank Second Quarter Report 2009

Shareholders (continued):
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest,Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
The Bank of Nova Scotia is incorporated in Canada with limited liability.
Scotiabank Second Quarter Report 2009     40

® Registered Trademark of The Bank of Nova Scotia.